Form N-8F



I. General Identifying Information

1. Reason fund is applying to deregister:
(   )Merger
(X)Liquidation
(   )Abandonment of Registration
(   )Election if status as a Business Development
Company

2. Name of Fund: Rupay-Barrington Funds, Inc.

3. Securities and Exchange Commission File No.: 811-
8516

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

(   )Initial Application		(X)Amendment

5. Address of Principal Executive Office:
1000 Ballpark Way, Suite 302
Arlington, Texas 76011

6. Name, address, and telephone number of individual
the Commission staff should contact with        any
questions regarding this form: Dixon R. Holman, 1000 Ballpark Way, Suite 302, Arlington, Texas
76011, (817) 200-9401

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):
Rupay-Barrington Funds, Inc., 1000 Ballpark Way,
Suite 302, Arlington, Texas, 76011, (817) 469-7200

8. Classification of fund:

(X)Management company;

(   )Unit investment trust; or

(   )Face amount certificate company.

9. Subclassification if the fund is a management company:

(X)Open-end		(   )Closed-end

10. State law under which the fund was organized or
formed:	Maryland

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Rupay-
Barrington Capital Management, Inc., 1000 Ballpark
Way, Suite 302, Arlington, Texas 76011

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Rupay-Barrington Securities
Corporation, 1000 Ballpark Way, Suite 302,
Arlington, Texas 76011

13. If the fund is a unit investment trust ("UIT") provide:
(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that
served as a vehicle for investment in the fund
(e.g.,m an insurance company separate account)?
(   ) Yes  		(X) No

15. (a) Did the fund obtain approval from the board
of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?
(X) Yes		(  ) No

		If Yes, state the date on which the board vote took place: June 23, 2000

(b) Did the fund obtain approval from the
shareholders concerning the decision to engage in
a Merger, Liquidation or Abandonment of
Registration?
(   ) Yes		(X) No

If No, explain: Shareholder approval not required

II. Distribution to Shareholders
16. Has the fund distributed any assets to its
shareholders in connection with the Merger or
Liquidation ?
( X) Yes     (  ) No

(a) If Yes, list the date(s) on which the fund
made those distributions:
        all distributions were completed by 12-31-00
(b) Were the distributions made on the basis of
net assets?
( X) Yes    (  ) No
(c) Were the distributions made pro rata based
on share ownership?
(X) Yes     (  ) No
(d) Liquidations only:
Were any distributions to shareholders made in
kind?
(  )  Yes     (X)  No


17. Closed-end funds only:  N/A

18. Has the fund distributed all of its assets to the
fund's shareholders?
(X) Yes      (  )  No

19. Are there any shareholders who have not yet
received distributions in complete liquidation of
their interests?
(  )  Yes      (X)  No

III. Assets and Liabilities

20. Does the fund have any assets as of the date this
form in filed?
(  )  Yes      (X)  No

21. Does the fund have any outstanding debts (other
than face-amount certificates if the fund is a face-
amount certificate company) or any other
liabilities?
(  )  Yes      (X)  No



IV. Information About Event(s) Leading to Request For
Deregistration


22. (a) List the expenses incurred in connection with the Merger or Liquidation:
Preparer does not have exact expense information
(b) How were those expenses allocated? Preparer does not have exact expense information
(c) Who Paid those expenses? The Rupay-
Barrington Financial Group, Inc. paid all expenses
(d) How did the fund pay for unamortized expenses (if any)? Preparer does not have exact expense information

23. Has the fund previously filed an application for
an order of the Commission regarding the Merger or
Liquidation?
(X) Yes     (  )  No

If Yes, cite the release numbers of the
Commission's notice or order has been issued, the file number and date the number and date the application was filed:
File No. 811-8516, Filed June 8, 2000

V. 	Conclusion of Fund Business

24. Is the fund a party to any litigation or
administrative proceeding?
(  ) Yes     (X) No

25. Is the fund now engaged, or intending to engage,
in any business activities other than those
necessary for winding up its affairs?
	        (  ) Yes     (X) No

V. Mergers Only

26. N/A

VERIFICATION

The undersigned states that (i.) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rupay-Barrington Funds, Inc., (ii) he or she is the Vice President of Rupay-Barrington Funds, Inc., and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

							(Signature)

							Dixon R. Holman